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                        HEALTHPLAN SERVICES CORPORATION
                               3501 Frontage Road
                              Tampa, Florida 33607



                 APPLICATION TO WITHDRAW REGISTRATION STATEMENT


                                 March 11, 1997


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attn:   Mr. David Link


        RE:   HEALTHPLAN SERVICES CORPORATION
              FORM S-4 REGISTRATION STATEMENT
              SEC REG. NO.: 333-16065

Dear Mr. Link

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, HealthPlan Services Corporation (the "Registrant") hereby requests that the Commission withdraw the above-referenced Registration Statement filed in connection with a proposed merger of Health Risk Management, Inc.("Health Risk") with and into a wholly owned subsidiary of the Registrant. On March 5, 1997, the Registrant and Health Risk mutually agreed to terminate the merger. In connection with the proposed merger, no shares of the Registrant's common stock were offered or sold.

        IN WITNESS WHEREOF, the undersigned has executed this Application to Withdraw as of March 11, 1997.



                                    HEALTHPLAN SERVICES CORPORATION


                                    By:  /s/ JAMES K. MURRAY, JR.
                                    ----------------------------------------
                                         James K. Murray, Jr.
                                         President and Chief Executive Officer